

PRESS RELEASE

The Board of Directors approves the results for the third quarter 2002

Net consolidated profit amounts to Euro 15 million, compared with a loss of Euro 33 million in Q3 2001

Positive gross operating profit registered by the Internet area for the third consecutive quarter

SEAT PG GROUP

- **REVENUES AMOUNTED TO EURO 1,379 MILLION (+2.6% COMPARED TO 9/30/2001)**
- **GROSS OPERATING PROFIT: EURO 400.6 MILLION (+33.2% COMPARED TO 9/30/2001)**
- **OPERATING INCOME: EURO 127 MILLION (EURO 10.1 MILLION AT 9/30/2001)**
- **NET PROFIT AMOUNTED TO EURO +1 MILLION, COMPARED TO A LOSS OF EURO 109.8 MILLION AT 9/30/2001**
- **FINANCIAL DEBT DECREASED TO EURO 232 MILLION COMPARED TO 12/31/2001 AND REACHED EURO 690 MILLION**

SEAT PG S.p.A

- **REVENUES: EURO 778.2 MILLION (+2.9% COMPARED TO 9/30/2001)**
- **GROSS OPERATING PROFIT: EURO 386.5 MILLION (+8.4% COMPARED TO 9/30/2001)**
- **OPERATING INCOME: EURO 231.9 MILLION (+18.1% COMPARED TO 9/30/2001)**
- **NET PROFIT AMOUNTED TO EURO 21.5 MILLION, COMPARED TO A LOSS OF EURO 88.8 MILLION AT 9/30/2001**

Rome, 6 November 2002 – The Board of Directors of **Seat Pagine Gialle** (Telecom Italia Group) met today in Rome and analyzed and approved the Group results for the first nine months of 2002. **Consolidated net profit** for the period **amounted to Euro 1 million** compared to a loss of **Euro 109.8 million** in the same period of 2001. Consolidated results showed a profit for the second consecutive quarter and, in progressive terms, it returned in the black for the first time since 2000.

Despite the limited increase in revenues due to the ongoing crisis of the advertising market, Seat PG Group's positive results for the first nine months of 2002 stem from the significant work carried out to recover efficiency and reduce operating costs. The ratio of the gross operating profit to revenues reached 29.%, with a significant increase compared to 22.4% in 2001. The management action was aimed at improving and streamlining the Group's structure and businesses and developing synergies within different business areas.

In particular, the profitability of the Internet area continued to improve also owing to the diversification of revenue sources and synergies with the directory area.

The success of the launch of **PG Net**, the new product offering listing on the Virgilio search engine for a fee was significant. PG Net is targeted to SMEs and has been marketed by the Pagine Gialle sales network since July. To date, it has already reached 20,000 customers.

For the entire financial year 2002, Seat PG expects to confirm the significant business improvements it has achieved also thanks to the launch of the new Pagine Gialle and Pagine Bianche and the new Internet access offers. The increase in gross operating profit is confermed at about 30% compared to 2001.

In the past few months work to streamline the Group structure has continued. The number of operating companies within the Group has further decreased from **200** at the end of 2001 to **138** at September 30, 2002.

Economic and financial highlights of the Seat PG Group

Consolidated **revenues** amounted to **Euro 1,379 million** in the first nine months of 2002, with an increase of **2.6%** compared to the same period of 2001.

Gross operating profit for the period grew significantly reaching **Euro 400.6 million** compared to **Euro 300.8 million** in the first nine months of 2001, thus registering a **33.2% increase.**

Operating income before non-operating depreciation and amortization amounted to **Euro 260 million** in the first nine months of 2002, **up 74%** compared to **Euro 149.4 million** in the first nine months of 2001**.**

Consolidated **net profit** for the first nine months of the year showed a positive result amounting to **Euro 1 million,** compared to the loss of **Euro 109.8 million** in the same period of 2001**.**

The notable increase in the gross operating profit also influenced the **operating income** that reached **Euro 126.7 million** in the nine-month period, compared to **Euro 10.1 million** in the same period of 2001.

Net indebtedness was lower by **Euro 232 million compared** to December 31, 2001, thus decreasing to **Euro 690 million.**

Q3 2002 Results

Q3 2002 showed a positive **consolidated net result of Euro 15 million** compared to the loss of **Euro 33 million** registered for the same period of 2001.

Revenues for the quarter reached **Euro 508.6 million** with a reduction of **2%**, mainly due to the exclusion from the consolidation area of the **Datahouse** Group and some companies operating in the Internet business, as well as to the decision to postpone the printing of some of **Thomson**'s telephone directories to the fourth quarter of 2002.

Gross operating profit reached **Euro 191.4 million**, compared to **Euro 157.4 million** in Q3 2001, thus increasing by **21.7%** and showing a ratio to revenues of **37.6% against an incidence of 30.3% in 2001**.

Operating income amounted **Euro 107.6 million** with an increase of **107.4%** compared to Q3 2001 (Euro 51.9 million), with a ratio to revenues of **21.2%, compared to 10% in 2001.**

SEAT PG S.p.A

Revenues of the Parent Company Seat PG S.p.A. amounted to **Euro 778.2** for the first nine months**, up 2.9%** and **operating income** amounted to **Euro 231.9 million, up 18.1%** compared to **Euro 196.5 million** in the first nine months of 2001.

Net profit amounted to **Euro 21.5 million** at September 30, 2002, compared to a loss of **Euro 88.8 million** in the first nine months of period of 2001.

Events subsequent to September 30, 2002

On October 29, 2002, the first phase of the "Tiglio" project was completed. This operation involves the Olivetti-Telecom Italia Group companies and is aimed at valorizing real-estate assets of the companies of the Group, including the property of the Seat Pagine Gialle Group.

In particular, as of that date, the sales deeds for the real-estate assets of Seat Pagine Gialle S.p.A. and Gruppo Buffetti S.p.A. went into effect. These assets were transferred for a total amount of Euro 53 million, 10.6 million of which already collected on September 30, 2002. The impact on the net financial position was Euro 42.5 million, partially used to underwrite a seven-year loan of Euro 2.6 million to Tiglio S.r.l. and a capital increase of Euro 10.6 million in Tiglio S.r.l..

§

On Thursday, November 7 at 11:00 am (Italian time), a conference call will be held to present the third-quarter results of the Group and of the Parent Company to the financial community**.**

Journalists can attend the conference call by calling the number:

06 33168 (from Italy)

+39 06 33168 (from abroad)

then press **∗** and **0**

Telecom Italia Communication & Media Relations
Internet & Media Press Office: 06.36882023-2066
Comunicazione.stampa@seat.it
Seat PG Investor Relations: 06 51448424
Investor.relations@seat.it

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	3rd quarter 2002	3rd quarter 2001	Variazioni %	9 months 2002	9 months 2001	Variazioni %
A. **SALES OF SERVICE REVENUES**	**509**	519	(2.0)	**1,379**	1,344	2.6
B. **STANDARD PRODUCTION VALUE**	**514**	523	(1.7)	**1,393**	1,361	2.4
Raw materials and outside services (*)	(241)	(274)		(730)	(798)	
Labour cost (*)	(82)	(92)		(262)	(262)	
C. **GROSS OPERATING PROFIT**	**191**	157	21.7	**401**	301	33.2
% of sales	*37.6*	*30.3*		*29.0*	*22.4*	
Depreciation and amortization	(25)	(33)		(75)	(90)	
Other valutation adjustments	(7)	(20)		(43)	(44)	
Provisions to funds for risks and charges	(8)	(4)		(21)	(16)	
Net other income (expense)	1	(1)		(2)	(2)	
D. **OPERATING INCOME BEFORE NON-OPERATING AMORTIZATION**	**152**	99	53.9	**260**	149	74.0
% of sales	*29.9*	*19.0*		*18.9*	*11.1*	
Amortization of goodwill and consolidation differences	(44)	(47)		(133)	(139)	
E. **OPERATING INCOME**	**108**	52	107.4	**127**	10	n.s.
% of sales	*21.2*	*10.0*		*9.2*	*0.7*	
Net financial income (expense)	(20)	(12)		(63)	(38)	
Value adjustments to financial assets (1)	(2)	(23)		(8)	(53)	
Net extraordinary income (expense) (1)	(5)	(42)		(15)	(42)	
Income taxes	(69)	(20)		(82)	(16)	
Income (Loss) of minority interests	3	12		42	29	
I. **NET RESULT FOR THE PERIOD**	**15**	(33)		**1**	(110)	
% of sales	*2.9*	*(6.4)*		*0.1*	*(8.2)*	

(*) Less the relevant recuperated costs

(1) In order to have comparable figures, the devaluation of "Non current account recevables" of euros 12.4 million comprise, as at September 30, 2001, into the item "Value adjustments to financial assets", has been reclassified and now is included in line "Net extraordinary income (expense)"; this to be coherent with the classification used for the December 31. 2001 financial statement.

RECLASSIFIED CONSOLIDATED FINANCIAL POSITION

(in millions of euros)	09.30.2002 (a)	12.31.2001 (b)	06.30.2002	Change (a)-(b)
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS	1,940	2,223	2,009	(283)
WORKING CAPITAL	366	327	367	39
RESERVE FOR EMPLOYEE TERMINATION INDEMNIETIES	(54)	(52)	(53)	(2)
NET INVESTED CAPITAL	2,252	2,498	2,323	(246)
GROUP SHAREHOLDERS' EQUITY	1,552	1,556	1,534	(4)
MINORITY INTERESTS	10	20	5	(10)
TOTAL SHAREHOLDERS' EQUITY	1,562	1,576	1,539	(14)
NET FINANCIAL DEBT	690	922	784	(232)
TOTAL	2,252	2,498	2,323	(246)

Business Area

(in millions of euro)		Directories	Directory Assistance	Internet	Office Products & Services	Business Information	Television	Professional Publishing	Aggregate Total	Other activities and eliminations	Consolidated Total
Sales and service revenues	3rd quarter 2002	339.3	40.1	31.4	56.8	27.7	16.1	5.7	517.1	(8.5)	508.6
	3rd quarter 2001	340.4	38.9	36.3	48.3	37.2	19.3	5.4	525.8	(6.7)	519.1
	9 months 2002	795.3	119.4	97.3	203.5	107.2	57.6	21.4	1,401.7	(22.4)	1,379.3
	9 months 2001	776.2	121.4	108.1	174.7	100.9	57.7	20.4	1,359.4	(15.0)	1,344.4
	Year 2001	1,143.2	167.7	145.3	257.1	154.4	85.5	33.6	1,986.8	(29.3)	1,957.5
Gross operating profit	3rd quarter 2002	205.1	8.0	2.0	0.7	1.4	(13.8)	0.2	203.6	(12.2)	191.4
	3rd quarter 2001	205.7	(0.6)	(19.7)	0.6	(2.4)	(22.1)	(0.1)	161.4	(4.1)	157.3
	9 months 2002	437.8	13.2	3.2	10.2	7.0	(37.5)	1.2	435.1	(34.5)	400.6
	9 months 2001	407.6	(13.9)	(49.2)	9.9	7.1	(43.9)	0.6	318.2	(17.4)	300.8
	Year 2001	586.5	(11.5)	(60.9)	18.1	6.8	(74.9)	3.9	468.0	(24.3)	443.7
Operating income before amortization of goodwill	3rd quarter 2002	188.4	3.7	(9.0)	(0.3)	(1.2)	(16.2)	-	165.4	(13.5)	151.9
	3rd quarter 2001	178.5	(5.0)	(35.5)	(0.2)	(6.1)	(26.6)	(0.3)	104.8	(6.1)	98.7
	9 months 2002	368.8	(0.8)	(27.0)	7.1	(1.5)	(48.0)	0.3	298.9	(38.9)	260.0
	9 months 2001	337.6	(25.8)	(86.2)	5.9	(6.8)	(51.2)	0.0	173.5	(24.1)	149.4
	Year 2001	494.9	(32.4)	(113.2)	9.1	(10.4)	(93.2)	2.3	257.1	(38.0)	219.1
Operating income	3rd quarter 2002	163.6	(1.4)	(12.6)	(1.3)	(4.3)	(22.0)	(0.8)	121.2	(13.6)	107.6
	3rd quarter 2001	153.5	(10.2)	(39.5)	(1.4)	(10.9)	(32.3)	(1.2)	58.0	(6.2)	51.8
	9 months 2002	294.0	(15.8)	(38.1)	4.2	(11.5)	(65.1)	(2.1)	165.6	(38.9)	126.7
	9 months 2001	262.5	(41.1)	(98.3)	3.0	(18.0)	(72.0)	(2.0)	34.1	(24.1)	10.0
	Year 2001	394.7	(52.3)	(129.6)	5.2	(29.3)	(119.6)	(0.3)	68.8	(38.0)	30.8
Net invested capital	9/30/2002	1,436.8	168.3	91.2	145.6	124.2	186.2	28.5	2,180.8	71.2	2,252.0
	9/30/2001	1,492.3	185.9	165.1	147.8	200.1	188.6	30.3	2,410.1	164.2	2,574.3
	12/31/2001	1,490.9	174.8	115.1	161.3	147.4	159.8	34.1	2,283.4	214.2	2,497.6
Investments:											
. Industrial	3rd quarter 2002	4.2	0.4	3.6	2.1	1.0	2.8	0.2	14.3	0.5	14.8
	3rd quarter 2001	2.8	4.0	14.3	2.0	(0.5)	13.0	0.1	35.7	0.6	36.3
	9 months 2002	12.6	2.7	9.0	4.4	4.9	10.1	0.3	44.0	0.5	44.5
	9 months 2001	27.9	12.8	39.5	4.6	8.4	20.7	0.4	114.3	1.5	115.8
	Year 2001	43.2	18.9	54.2	5.9	8.4	41.0	0.4	172.0	3.1	175.1
. goodwill	3rd quarter 2002	-	1.2	0.1	-	11.1	-	-	12.4	-	12.4
	3rd quarter 2001	0.8	0.4	-	4.0	27.8	5.9	5.8	44.7	-	44.7
	9 months 2002	-	4.0	0.5	-	14.7	-	-	19.2	-	19.2
	9 months 2001	3.2	21.8	0.6	21.9	38.3	72.2	20.4	178.4	-	178.4
	Year 2001	3.2	22.1	20.3	22.0	43.7	70.5	21.6	203.4	-	203.4
Personnel (by unit)	9/30/2002	2,244	2,885	594	642	794	614	158	7,931	139	8,070
	9/30/2001	2,275	3,878	1,032	505	948	590	165	9,393	96	9,489
	12/31/2001	2,281	3,775	981	495	912	559	163	9,166	98	9,264

RECLASSIFIED INCOME STATEMENT OF SEAT PG S.p.A.

(in millions of euros)	3rd quarter 2002	3rd quarter 2001	Variazioni %	9 months 2002	9 months 2001	Variazioni %
A. **SALES OF SERVICE REVENUES**	**319**	319	-	**778**	756	2.9
B. **STANDARD PRODUCTION VALUE**	**320**	321	(0.3)	**780**	759	2.8
Raw materials and outside services (*)	(118)	(122)		(318)	(338)	
Labour cost (*)	(24)	(19)		(75)	(64)	
C. **GROSS OPERATING PROFIT**	**178**	180	(1.1)	**387**	357	8.4
% of sales	*55.8*	*56.3*		*49.7*	*47.1*	
Depreciation and amortization	(12)	(17)		(35)	(46)	
Other valutation adjustments	(5)	(18)		(34)	(35)	
Provisions to funds for risks and charges	(8)	(5)		(20)	(16)	
Net other income (expense)		1		(3)	(1)	
D. **OPERATING INCOME BEFORE NON-OPERATING AMORTIZATION**	**153**	141	8.6	**295**	259	13.7
% of sales	*48.0*	*44.1*		*37.9*	*34.3*	
Amortization of goodwill	(21)	(21)		(63)	(63)	
E. **OPERATING INCOME**	**132**	120	10.0	**232**	196	18.1
% of sales	*41.3*	*37.5*		*29.8*	*26.0*	
Net financial income (expense)	(8)	(4)		(22)	(7)	
Value adjustments to financial assets	(32)	(103)		(108)	(238)	
Net extraordinary income (expense)		(9)		(9)	(11)	
Income taxes	(62)	(29)		(71)	(29)	
I. **NET RESULT FOR THE PERIOD**	**30**	**(25)**		**22**	**(89)**	
% of sales	*9.3*	*(7.8)*		*2.8*	*(11.7)*	

(*) Less the relevant recuperated costs

RECLASSIFIED FINANCIAL POSITION OF SEAT PG S.p.A.

(euro/mln)	09.30.2002 (a)	12.31.2001 (b)	06.30.2002	Change (a)-(b)
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS	**1,677**	1,734	1,724	(57)
WORKING CAPITAL	**225**	229	253	(4)
RESERVE FOR EMPLOYEE TERMINATION INDEMNIETIES	**(32)**	(31)	(31)	(1)
NET INVESTED CAPITAL	**1,870**	1,932	1,946	(62)
SHAREHOLDERS' EQUITY	**1,663**	1,641	1,633	21
NET FINANCIAL DEBT	**207**	291	313	(83)
TOTAL	**1,870**	1,932	1,946	(62)